ANGLO AMERICAN

RECEIVED
2004 MAY 13 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

5 May, 2004

04030023

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests re DRIP dated 04 May 2004.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 30 April 2004, the Company was notified that on 29 April 2004, the following directors had purchased shares via the Company's Dividend Reinvestment Plan (DRIP).

Name of Director	Number of Ordinary Shares
Dr C E Fay	70 at £11.480625
	24 at £11.827*
Mr G Lindahl	151 at £11.480625
Mr A J Trahar	2 at R106.34**
	1 at R140.80

Their total interests in the ordinary shares are now as follows:-

C E Fay 4,446 ordinary shares

G Lindahl 9,366 ordinary shares

A J Trahar 287,534 ordinary shares (including interests on a conditional basis in 196,634 shares)

*Shares acquired in terms of the DRIP in September 2003, not then notified due to an error by the Company's Registrars, Computershare.

**Shares acquired in terms of the DRIP in April 2003, not then notified due to an error by the Company's Registrars, Computershare.

G A Wilkinson
Deputy Secretary
4 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 30 April 2004, the Company was notified that on 29 April 2004, the following directors had purchased shares via the Company's Dividend Reinvestment Plan (DRIP).

Name of Director	Number of Ordinary Shares
Dr C E Fay	70 at £11.480625
	24 at £11.827*
Mr G Lindahl	151 at £11.480625
Mr A J Trahar	2 at R106.34**
	1 at R140.80

Their total interests in the ordinary shares are now as follows:-

C E Fay 4,446 ordinary shares

G Lindahl 9,366 ordinary shares

A J Trahar 287,534 ordinary shares (including interests on a conditional basis in 196,634 shares)

*Shares acquired in terms of the DRIP in September 2003, not then notified due to an error by the Company's Registrars, Computershare.

**Shares acquired in terms of the DRIP in April 2003, not then notified due to an error by the Company's Registrars, Computershare.

G A Wilkinson
Deputy Secretary
4 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 30 April 2004, the Company was notified that on 29 April 2004, the following directors had purchased shares via the Company's Dividend Reinvestment Plan (DRIP).

Name of Director	Number of Ordinary Shares
Dr C E Fay	70 at £11.480625
	24 at £11.827*
Mr G Lindahl	151 at £11.480625
Mr A J Trahar	2 at R106.34**
	1 at R140.80

Their total interests in the ordinary shares are now as follows:-

C E Fay 4,446 ordinary shares

G Lindahl 9,366 ordinary shares

A J Trahar 287,534 ordinary shares (including interests on a conditional basis in 196,634 shares)

*Shares acquired in terms of the DRIP in September 2003, not then notified due to an error by the Company's Registrars, Computershare.

**Shares acquired in terms of the DRIP in April 2003, not then notified due to an error by the Company's Registrars, Computershare.

G A Wilkinson
Deputy Secretary
4 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 30 April 2004, the Company was notified that on 29 April 2004, the following directors had purchased shares via the Company's Dividend Reinvestment Plan (DRIP).

Name of Director	Number of Ordinary Shares
Dr C E Fay	70 at £11.480625
	24 at £11.827*
Mr G Lindahl	151 at £11.480625
Mr A J Trahar	2 at R106.34**
	1 at R140.80

Their total interests in the ordinary shares are now as follows:-

C E Fay 4,446 ordinary shares

G Lindahl 9,366 ordinary shares

A J Trahar 287,534 ordinary shares (including interests on a conditional basis in 196,634 shares)

*Shares acquired in terms of the DRIP in September 2003, not then notified due to an error by the Company's Registrars, Computershare.

**Shares acquired in terms of the DRIP in April 2003, not then notified due to an error by the Company's Registrars, Computershare.

G A Wilkinson
Deputy Secretary
4 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 30 April 2004, the Company was notified that on 29 April 2004, the following directors had purchased shares via the Company's Dividend Reinvestment Plan (DRIP).

Name of Director	Number of Ordinary Shares
Dr C E Fay	70 at £11.480625
	24 at £11.827*
Mr G Lindahl	151 at £11.480625
Mr A J Trahar	2 at R106.34**
	1 at R140.80

Their total interests in the ordinary shares are now as follows:-

C E Fay 4,446 ordinary shares

G Lindahl 9,366 ordinary shares

A J Trahar 287,534 ordinary shares (including interests on a conditional basis in 196,634 shares)

*Shares acquired in terms of the DRIP in September 2003, not then notified due to an error by the Company's Registrars, Computershare.

**Shares acquired in terms of the DRIP in April 2003, not then notified due to an error by the Company's Registrars, Computershare.

G A Wilkinson
Deputy Secretary
4 May 2004